UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 ____________________
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

RALCORP HOLDINGS, INC.
(Name of Subject Company)

CONAGRA FOODS, INC.
(Names of Filing Persons – Offeror)

Common Stock, $.01 par value
(Title of Class of Securities)

751028101
(Cusip Number of Class of Securities)

Colleen Batcheler Executive Vice President, General Counsel and Corporate Secretary ConAgra Foods, Inc. One ConAgra Drive Omaha, NE 68102 Telephone: (402) 240-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
George R. Bason, Jr. Arthur F. Golden Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

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                            ConAgra Foods' Proposed

                        All-Cash Acquisition of Ralcorp

                                  May 4, 2011

DISCLAIMER

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. No tender offer for the shares of Ralcorp
Holdings, Inc. ("Ralcorp") has been made at this time. In connection with any tender offer, if made, ConAgra Foods will file relevant materials, which may include a tender offer statement and/or other documents, with the SEC. ALL
INVESTORS AND SECURITY HOLDERS OF RALCORP ARE URGED TO READ ANY SUCH DOCUMENTS
FILED WITH THE SEC BY CONAGRA FOODS CAREFULLY AND IN THEIR ENTIRETY, BECAUSE
THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SUCH POTENTIAL TRANSACTION.
Investors and security holders will be able to obtain free copies of any documents filed with the SEC by ConAgra Foods through the website maintained by the SEC at http://www.sec.gov. Copies of any such documents will also be available free of charge on ConAgra Foods' internet website at
www.conagrafoods.com or by contacting ConAgra Foods' Investor Relations department at (402) 240-4154.

This communication includes forward-looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on ConAgra Foods' current expectations and they include, among others, statements regarding expected synergies and benefits of a potential combination of ConAgra Foods and Ralcorp. There is no assurance that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include the timing to consummate a potential transaction between ConAgra Foods and
Ralcorp, the ability and timing to obtain required regulatory approvals, ConAgra
Foods' ability to realize the synergies contemplated by a potential transaction,
ConAgra Foods' ability to promptly and effectively integrate the businesses of
Ralcorp and ConAgra Foods and those risks and uncertainties discussed in ConAgra
Foods' filings with the SEC, including its most recent annual report on Form
10-K and subsequent reports on Forms 10-Q and 8-K. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this communication. ConAgra Foods does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.

KEY TERMS OF OUR PROPOSAL

[]   $86 per share in cash, which represents a:

--   32% premium to Ralcorp's closing price on March 21, 2011, the last business day prior to our previous proposal of $82 (cash and stock);

--   25% premium to Ralcorp's one-month average closing price as of April 28,
     2011, the day prior to recent speculation in the press; and

--   20% premium to Ralcorp's closing price on April 28, 2011, the day prior to press speculation, which was also the stock's 52-week closing high as of that date

[]   We are communicating our all-cash proposal directly to Ralcorp shareholders to encourage Ralcorp's Board of Directors to engage with us, as our desire is to negotiate a combination on a collaborative basis

--   To the extent Ralcorp shares information with us that helps us identify further points of value, we would consider revising our proposal accordingly

[]   Financed through cash on hand and new debt

--   Committed to maintaining investment grade credit rating

--   Will maintain strong dividend and be committed to reducing leverage over time

OVERVIEW OF RALCORP

*    FY2010 Pro Forma Net Sales = $4.6bn(1)

*    Market Cap (as of May 3, 2011) = $4.6bn(2)

Branded Cereal Products
(~22% of Net Sales)

Other Cereal Products
(~17% of Net Sales)

Snacks, Sauces and Spreads
(~33% of Net Sales)

Frozen Bakery Products
(~15% of Net Sales)

Pasta
(~13% of Net Sales)

[]   ~$1 billion brand

[]   No. 3 branded ready-to-eat cereal portfolio

[]   Largest U. S. supplier of private label cereal

[]   Nutritional bars

[]   Crackers and cookies, snack nuts, candy and chips

[]   Preserves, syrups and dressings

[]   Griddle products; bread, biscuits, rolls; dessert products

[]   In-store bakeries, foodservice and retail

[]   Leading supplier of private label pasta

[]   Regional brands

Source: Ralcorp Form 10-K for FY2010 and other public filings.

(1)  Unaudited pro forma information shows Ralcorp's results of operations as if the fiscal 2010 business combinations had all been completed as of the beginning of the year. The acquirees' pre-acquisition results have been added to Ralcorp's historical results.

(2)  Source: Bloomberg.

Strong Strategic Fit

- Ralcorp aligns well with the strategic priorities identified by ConAgra Foods and its existing capabilities

Increased Scale in Attractive Adjacent Categories	• Large, scale categories important to customers and consumers • Ready-to-eat cereal – $8.3bn[(1)] • Pasta – $2.0bn[(1)]	✓
Private Label Strength	• Attractive growth sector long-term • Ralcorp is a leader in a number of private label categories, including cereal, pasta, crackers, jellies / jams, syrups, frozen waffles and other products • Builds on ConAgra's existing strong ~$850mm private label business	✓
Fit with ConAgra Foods' Capabilities	• Deep understanding of delivering value to the consumer • Productivity capabilities and experience with complex supply chains • Commodity / risk management core competency • Research, quality and innovation expertise – branded and private label	✓
Leverage Infrastructure	• Creates the No. 3 U.S. packaged food company with net sales of $17bn[(2)] • Strong platform across sales channels and price points	✓

We strongly believe that combining with Ralcorp would drive long-term value creation

(1) IRI (FDMx + Wal-Mart), for the 52 weeks ended December 26, 2010.
(2) Among S&P Packaged Food Index companies. Reflects pro forma combined company; Ralcorp adjusted for full-year impact of acquisitions per Form 10-K for FY2010.

5

BRANDED AND PRIVATE LABEL APPROACH

[]   We believe the combined platform will add to ConAgra Foods' overall strength

WE UNDERSTAND THE DIFFERENCE BETWEEN THE TWO

Already operating effectively today with both

Together, the private label leader(1) with sales of approximately $4 billion

Remain fully committed to our brands

Mindful of appropriate resourcing for both

Management experience in the cereal category

OUR CENTRALIZED RESOURCES CAN ADD VALUE TO PRIVATE LABEL

Marketing and shopper insights

Innovation

Quality and food safety

Category management skills

Supply chain

Key focus will be on the customer and the consumer

(1)  Excludes fluid milk.

FINANCIALLY COMPELLING

[]   A combination with Ralcorp is financially compelling, with meaningful synergy opportunities

Strong Financial Returns

[]   Expected to be accretive to EPS in first year

[]   Enhanced growth profile long-term for the combined business

Attractive Synergies and Cash Flow Generation

[]   Significant estimated cost synergies of approximately $250mm annually within 3 years -- Primarily from supply chain efficiencies

[]   Expecting operating margin enhancement and continued strong cash flow generation

Appropriate Balance Sheet

[]   Committed to maintaining investment grade rating

[]   Will maintain strong dividend while de-levering over time

We are confident that an acquisition of Ralcorp would improve our current sales and EPS growth rates

NEXT STEPS

[]   We have been unsuccessfully seeking private discussions with Ralcorp since late February 2011

--   Ralcorp's Board rejected our March 22 proposal, $82 in cash and stock, without discussing it with us, despite our willingness to consider an increase in price if diligence yields incremental value opportunities

[]   We believe our revised proposal of $86 in cash is highly attractive to
     Ralcorp's shareholders and provides certain and upfront value

--   We are communicating our proposal publicly to Ralcorp's shareholders to inform them of this attractive opportunity directly

[]   We respect what Ralcorp has achieved and will continue to seek engagement from and collaborative discussions with Ralcorp to effect a transaction

[]   We will continue to assess the opportunity and provide updates as appropriate

[]   We believe this is an attractive opportunity, but we will remain financially disciplined

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                                      QandA